Exhibit 99.1

Burning Rock Reports Third Quarter 2024 Financial Results

GUANGZHOU, China, December 4, 2024—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended September 30, 2024.

Recent Business Updates

•	Therapy Selection

•

Presented study results at the 2024 World Conference on Lung Cancer in September 2024. “Neoadjuvant sintilimab plus chemotherapy could be an optional treatment modality in selected EGFR-mutant NSCLC” and “Distinct Genomic and Immune Microenvironment Features of Solid or Micropapillary Predominant Subtype in Stage I Lung Adenocarcinomas”.

•

Signed a strategic cooperation agreement with MGI Tech Co., Ltd in October 2024, aiming to fully complement each other’s platform and technological advantages to further promote the clinical application progress and global business of precision oncology.

•	Pharma Services

•

The companion diagnostic (CDx) for EGFR exon 20 insertion mutation (exon20ins) for sunvozertinib, developed through the collaboration of Burning Rock and Dizal, has been approved by the National Medical Products Administration (NMPA) of China, which marks the first co-developed NGS-based CDx for lung cancer approved by NMPA since the release of the CDx guideline in China.

Third Quarter 2024 Financial Results

Total revenues were RMB128.6 million (US$18.3 million) for the three months ended September 30, 2024, representing a 0.8% increase from RMB127.6 million for the same period in 2023, the increased revenue of in-hospital business was offset by the decrease of central-lab business, as we transition from central-lab to more in-hospital based testing.

•

Revenue generated from in-hospital business was RMB63.8 million (US$9.1 million) for the three months ended September 30, 2024, representing a 17.0% increase from RMB54.5 million for the same period in 2023, driven by an increase in sales volume.

•

Revenue generated from central laboratory business was RMB40.0 million (US$5.7 million) for the three months ended September 30, 2024, representing a 25.2% decrease from RMB53.5 million for the same period in 2023, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

Revenue generated from pharma research and development services was RMB24.9 million (US$3.5 million) for the three months ended September 30, 2024, representing a 27.1% increase from RMB19.6 million for the same period in 2023, primarily attributable to an increased development and testing services performed for our pharma customers.

Cost of revenues was RMB36.8 million (US$5.2 million) for the three months ended September 30, 2024, representing an 11.6% decrease from RMB41.6 million for the same period in 2023, primarily due to (i) a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business; (ii) a decrease in amortization expense for all kinds of business; and (iii) the receipt of a government grant for Guangzhou headquarters building.

Gross profit was RMB91.8 million (US$13.1 million) for the three months ended September 30, 2024, representing a 6.9% increase from RMB85.9 million for the same period in 2023. Gross margin was 71.4% for the three months ended September 30, 2024, compared to 67.4% for the same period in 2023. By channel, gross margin of central laboratory business was 83.2% for the three months ended September 30, 2024, compared to 77.6% during the same period in 2023, primarily due to the decreased depreciation and rental cost in relation to our laboratory of Guangzhou headquarters; gross margin of in-hospital business was 73.0% for the three months ended September 30, 2024, compared to 65.1% during the same period in 2023, primarily due to the same reason; gross margin of pharma research and development services was 48.2% for the three months ended September 30, 2024, compared to 45.8% during the same period of 2023.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB97.8 million (US$13.9million) for the three months ended September 30, 2024, representing a 2.8% increase from RMB95.1 million for the same period in 2023. Non-GAAP gross margin was 76.0% for the three months ended September 30, 2024, compared to 74.5% for the same period in 2023.

Operating expenses were RMB130.4 million (US$18.6 million) for the three months ended September 30, 2024, representing a 50.7% decrease from RMB264.7 million for the same period in 2023. The decrease was primarily driven by decreases in amortized expense on share-based compensation, budget control measures and headcount reduction to improve the Company’s operating efficiency.

•

Research and development expenses were RMB49.2 million (US$7.0 million) for the three months ended September 30, 2024, representing a 41.3% decrease from RMB83.7 million for the same period in 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency; (ii) a decrease in the expenditure for research projects; (iii) a decrease in amortized expense on share-based compensation; and (iv) a decrease in amortized expenses for office building decoration.

•

Selling and marketing expenses were RMB48.4 million (US$6.9 million) for the three months ended September 30, 2024, representing a 22.3% decrease from RMB62.3 million for the same period in 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of the sales department and improvement in operating efficiency; (ii) a decrease in conference fee; and (iii) a decrease in entertainment expense.

•

General and administrative expenses were RMB32.9 million (US$4.7 million) for the three months ended September 30, 2024, representing a 72.3% decrease from RMB118.7 million for the same period in 2023, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in amortized expenses for office building decoration; (iii) a decrease in operating lease; and (iv) a decrease in general and administrative personnel’s staff cost.

Net loss was RMB35.7 million (US$5.10 million) for the three months ended September 30, 2024, compared to RMB175.0 million for the same period in 2023.

Cash, cash equivalents, restricted cash and short-term investments were RMB498.2 million (US$71.0 million) as of September 30, 2024.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
In-hospital Channel:
Pipeline partner hospitals(1)	29	28	28	29	30
Contracted partner hospitals(2)	55	59	59	59	61
Total number of partner hospitals	84	87	87	88	91

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
	(RMB in thousands)
Central laboratory channel	53,481	51,288	47,614	48,773	39,984
In-hospital channel	54,496	28,809	57,387	59,872	63,769
Pharma research and development channel	19,589	40,988	20,622	26,888	24,891
Total revenues	127,566	121,085	125,623	135,533	128,644

	For the three months ended
Gross profit	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
	(RMB in thousands)
Central laboratory channel	41,487	41,886	37,002	38,424	33,262
In-hospital channel	35,459	12,910	39,192	44,058	46,580
Pharma research and development channel	8,974	23,317	9,500	12,956	12,004
Total gross profit	85,920	78,113	85,694	95,438	91,846

	For the three months ended
Share-based compensation expenses	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
	(RMB in thousands)
Cost of revenues	680	654	596	464	289
Research and development expenses	12,161	12,401	12,287	12,008	3,180
Selling and marketing expenses	2,848	1,816	508	1,232	1,917
General and administrative expenses	57,704	56,472	55,990	54,407	4,732
Total share-based compensation expenses	73,393	71,343	69,381	68,111	10,118

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	127,566	121,085	125,623	135,533	128,644	18,331
Cost of revenues	(41,646)	(42,972)	(39,929)	(40,095)	(36,798)	(5,243)

Gross profit	85,920	78,113	85,694	95,438	91,846	13,088
Operating expenses:
Research and development expenses	(83,701)	(73,119)	(65,985)	(64,952)	(49,150)	(7,004)
Selling and marketing expenses	(62,310)	(49,785)	(46,856)	(48,907)	(48,411)	(6,899)
General and administrative expenses	(118,724)	(121,533)	(98,681)	(92,794)	(32,874)	(4,685)

Total operating expenses	(264,735)	(244,437)	(211,522)	(206,653)	(130,435)	(18,588)

Loss from operations	(178,815)	(166,324)	(125,828)	(111,215)	(38,589)	(5,500)
Interest income	4,018	5,539	4,038	3,187	3,173	452
Other income (expense), net	(157)	160	434	(82)	1	—
Foreign exchange (loss) gain, net	423	(517)	(13)	262	(129)	(18)

Loss before income tax	(174,531)	(161,142)	(121,369)	(107,848)	(35,544)	(5,066)
Income tax expenses	(450)	(1,071)	(180)	(190)	(201)	(29)

Net loss	(174,981)	(162,213)	(121,549)	(108,038)	(35,745)	(5,095)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(174,981)	(162,213)	(121,549)	(108,038)	(35,745)	(5,095)
Net loss attributable to ordinary shareholders	(174,981)	(162,213)	(121,549)	(108,038)	(35,745)	(5,095)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.71)	(1.58)	(1.19)	(1.05)	(0.35)	(0.05)
Class B ordinary shares - basic and diluted	(1.71)	(1.58)	(1.19)	(1.05)	(0.35)	(0.05)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,000,869	85,071,360	85,219,188	85,271,858	85,902,670	85,902,670
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(1,955)	(3,026)	590	940	(4,054)	(578)
Total comprehensive loss	(176,936)	(165,239)	(120,959)	(107,098)	(39,799)	(5,673)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(176,936)	(165,239)	(120,959)	(107,098)	(39,799)	(5,673)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
Revenues	416,350	389,800	55,546
Cost of revenues	(131,236)	(116,822)	(16,648)

Gross profit	285,114	272,978	38,898
Operating expenses:
Research and development expenses	(273,897)	(180,087)	(25,662)
Selling and marketing expenses	(197,926)	(144,174)	(20,545)
General and administrative expenses	(316,288)	(224,349)	(31,969)

Total operating expenses	(788,111)	(548,610)	(78,176)

Loss from operations	(502,997)	(275,632)	(39,278)
Interest income	12,417	10,398	1,482
Other income, net	324	353	50
Foreign exchange gain, net	97	120	17

Loss before income tax	(490,159)	(264,761)	(37,729)
Income tax expenses	(1,317)	(571)	(81)

Net loss	(491,476)	(265,332)	(37,810)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(491,476)	(265,332)	(37,810)
Net loss attributable to ordinary shareholders	(491,476)	(265,332)	(37,810)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(4.80)	(2.58)	(0.37)
Class B ordinary shares - basic and diluted	(4.80)	(2.58)	(0.37)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,070,921	85,467,131	85,467,131
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	7,215	(2,524)	(360)
Total comprehensive loss	(484,261)	(267,856)	(38,170)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(484,261)	(267,856)	(38,170)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	615,096	497,969	70,960
Restricted cash	120	278	40
Accounts receivable, net	126,858	166,491	23,725
Contract assets, net	22,748	17,750	2,529
Inventories, net	69,020	66,444	9,468
Prepayments and other current assets, net	50,254	30,623	4,364
Convertible note receivable	—	5,320	758

Total current assets	884,096	784,875	111,844

Non-current assets:
Equity method investment	337	243	35
Convertible note receivable	5,320	—	—
Property and equipment, net	131,912	90,139	12,845
Operating right-of-use assets	12,284	99,301	14,150
Intangible assets, net	964	525	75
Other non-current assets	5,088	9,722	1,385

Total non-current assets	155,905	199,930	28,490

TOTAL ASSETS	1,040,001	984,805	140,334

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	18,061	25,213	3,593
Deferred revenue	130,537	110,748	15,781
Accrued liabilities and other current liabilities	104,935	94,110	13,411
Customer deposits	1,197	567	81
Current portion of operating lease liabilities	8,634	27,842	3,967

Total current liabilities	263,364	258,480	36,833

Non-current liabilities:
Non-current portion of operating lease liabilities	3,690	73,055	10,410
Other non-current liabilities	4,537	5,104	728

Total non-current liabilities	8,227	78,159	11,138

TOTAL LIABILITIES	271,591	336,639	47,971

Shareholders’ equity:
Class A ordinary shares	116	118	17
Class B ordinary shares	21	21	3
Additional paid-in capital	4,849,337	4,996,947	712,059
Treasury stock	(65,896)	(65,896)	(9,390)
Accumulated deficits	(3,853,635)	(4,118,967)	(586,948)
Accumulated other comprehensive loss	(161,533)	(164,057)	(23,378)

Total shareholders’ equity	768,410	648,166	92,363

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,040,001	984,805	140,334

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
Net cash used in operating activities	(47,417)	(30,278)	(4,315)
Net cash used in investing activities	(1,985)	(987)	(141)
Net cash (used in)/generated from financing activities	(45,888)	2	—
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,239)	(3,537)	(503)
Net decrease in cash, cash equivalents and restricted cash	(96,529)	(34,800)	(4,959)
Cash, cash equivalents and restricted cash at the beginning of period	733,278	533,047	75,959
Cash, cash equivalents and restricted cash at the end of period	636,749	498,247	71,000

	For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
Net cash used in operating activities	(239,764)	(111,323)	(15,863)
Net cash used in investing activities	(8,972)	(3,600)	(513)
Net cash (used in)/generated from financing activities	(46,923)	2	—
Effect of exchange rate on cash, cash equivalents and restricted cash	7,140	(2,048)	(292)
Net decrease in cash, cash equivalents and restricted cash	(288,519)	(116,969)	(16,668)
Cash, cash equivalents and restricted cash at the beginning of period	925,268	615,216	87,668
Cash, cash equivalents and restricted cash at the end of period	636,749	498,247	71,000

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
	(RMB in thousands)
Gross profit:
Central laboratory channel	41,487	41,886	37,002	38,424	33,262
In-hospital channel	35,459	12,910	39,192	44,058	46,580
Pharma research and development channel	8,974	23,317	9,500	12,956	12,004
Total gross profit	85,920	78,113	85,694	95,438	91,846
Add: depreciation and amortization:
Central laboratory channel	2,550	2,414	1,919	1,226	1,277
In-hospital channel	2,751	2,728	1,524	824	798
Pharma research and development channel	3,863	3,808	3,856	4,417	3,846
Total depreciation and amortization included in cost of revenues	9,164	8,950	7,299	6,467	5,921
Non-GAAP gross profit:
Central laboratory channel	44,037	44,300	38,921	39,650	34,539
In-hospital channel	38,210	15,638	40,716	44,882	47,378
Pharma research and development channel	12,837	27,125	13,356	17,373	15,850
Total non-GAAP gross profit	95,084	87,063	92,993	101,905	97,767
Non-GAAP gross margin:
Central laboratory channel	82.3%	86.4%	81.7%	81.3%	86.4%
In-hospital channel	70.1%	54.3%	70.9%	75.0%	74.3%
Pharma research and development channel	65.5%	66.2%	64.8%	64.6%	63.7%
Total non-GAAP gross margin	74.5%	71.9%	74.0%	75.2%	76.0%